Exhibit 99.1

NEWS RELEASE

Fortuna discovers new Kingfisher prospect at Séguéla Mine

and provides exploration update at the Diamba Sud Gold Project

Vancouver, March 11, 2024: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on its exploration programs at the Séguéla Mine in Côte d’Ivoire and the recently acquired Diamba Sud Gold Project in Senegal.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Emphasizing the exploration potential at Séguéla, the team has continued their impressive run-rate of discoveries with the new Kingfisher prospect. This follows the Barana, Badior and Kestrel discoveries made during 2022 and 2023.” Mr. Weedon continued, “In addition to the exploration success at Kingfisher, drilling for Koula underground mining potential has resulted in several high-grade intersections. This includes 68.0 g/t Au over an estimated true width of 2.1 meters in SGRD1783, as part of a larger interval of 22.5 g/t Au over an estimated true width of 9.8 meters, highlighting the opportunity for underground mining.”

Commenting on the successful drilling at the Diamba Sud Gold Project, Mr. Weedon noted, “With the initial campaign of confirmatory drilling wrapping up at Area A and Area D, exploration focus is progressing towards testing the satellite opportunities. Early success at the Moungoundi, Western Splay, and Kassasoko satellite prospects highlight the potential of Diamba Sud.” Mr. Weedon continued, “In addition to improving the confidence at Area A, Area D, and Karakara, drilling intersected several mineralized zones extending beyond the historic pit optimization shells. These extensions will be incorporated into a resource model to be prepared later in 2024.”

Exploration program highlights

Séguéla Mine, Côte d’Ivoire

Kingfisher prospect

SGRD1724:	5.2 g/t Au over an estimated true width of 8.4 meters from 98 meters, including 14.8 g/t Au over an estimated true width of 2.1 meters from 100 meters
SGRC1728:	1.9 g/t Au over an estimated true width of 17.5 meters from 41 meters
SGRC1762:	2.9 g/t Au over an estimated true width of 19.6 meters from 106 meters
SGRC1763:	2.9 g/t Au over an estimated true width of 16.1 meters from 136 meters
SGRC1764:	2.4 g/t Au over an estimated true width of 16.8 meters from 125 meters, including 19.2 g/t Au over an estimated true width of 1.4 meters from 147 meters

Koula deposit

SGRD1781:	20.3 g/t Au over an estimated true width of 2.1 meters from 110 meters
SGRD1783:	22.5 g/t Au over an estimated true width of 9.8 meters from 208 meters, including
68.0 g/t Au over an estimated true width of 2.1 meters from 215 meters, and
40.7 g/t Au over an estimated true width of 1.4 meters from 220 meters
SGRD1784:	4.9 g/t Au over an estimated true width of 7.7 meters from 268 meters, including 33.7 g/t Au over an estimated true width of 0.7 meters from 276 meters
SGRD1806:	11.6 g/t Au over an estimated true width of 2.8 meters from 36 meters

Diamba Sud Gold Project, Senegal

Area A

DSR515:	3.5 g/t Au over an estimated true width of 23.4 meters from 74 meters
DSDD140:	6.2 g/t Au over an estimated true width of 11.2 meters from 126.6 meters

Area D

DSDD163:	6.0 g/t Au over an estimated true width of 32.0 meters from 7 meters, including 39.4 g/t Au over an estimated true width of 2.2 meters from 31 meters
DSDD173:	3.5 g/t Au over an estimated true width of 44.8 meters from 8 meters
DSDD176:	4.4 g/t Au over an estimated true width of 15.6 meters from 36 meters, including 20.6 g/t Au over an estimated true width of 2.4 meters from 38 meters
DSDD196:	6.3 g/t Au over an estimated true width of 18.4 meters from 3 meters, including 20.9 g/t Au over an estimated true width of 1.6 meters from 16 meters
DSDD206:	4.6 g/t Au over an estimated true width of 19.0 meters from 48 meters, including 70.7 g/t Au over an estimated true width of 0.8 meters from 63 meters

Karakara

DSDD205:	2.0 g/t Au over an estimated true width of 6.8 meters from 20 meters, and 5.2 g/t Au over an estimated true width of 14.4 meters from 74 meters
DSDD207:	8.5 g/t Au over an estimated true width of 9 meters from 79 meters, including 36.2 g/t Au over an estimated true width of 1.5 meters from 80 meters
DSR541:	4.2 g/t Au over an estimated true width of 12.8 meters from 92 meters
DSR546:	2.8 g/t Au over an estimated true width of 14.3 meters from 79 meters, and 4.5 g/t Au over an estimated true width of 11.3 meters from 117 meters

Moungoundi

DSR551:	2.1 g/t Au over an estimated true width of 20.3 meters from 31 meters
DSR558:	5.4 g/t Au over an estimated true width of 6.8 meters from 88 meters

DSR563:	2.7 g/t Au over an estimated true width of 14.2 meters from 45 meters
DSR568:	30.7 g/t Au over an estimated true width of 11.3 meters from 46 meters, including 146.0 g/t Au over an estimated true width of 2.25 meters from 46 meters

Kassasoko

DSR604:	1.5 g/t Au over an estimated true width of 11.3 meters from 29 meters

Western Splay

DSR584:	2.1 g/t Au over an estimated true width of 13.5 meters from 17 meters
DSR598:	7.4 g/t Au over an estimated true width of 7.5 meters from 56 meters, including 19.6 g/t Au over an estimated true width of 1.5 meters from 61 meters

Séguéla Mine, Côte d’Ivoire

Kingfisher prospect

A 2,040-meter, 20-hole program was completed at the newly discovered Kingfisher prospect identifying three lodes along a 1.9-kilometer strike, all of which remain open along strike and at depth (refer to Figures 1 and 2). Results include drill hole SGRC1762 intersecting 2.9 g/t Au over an estimated true width of
19.6 meters from 106 meters downhole, and drill hole SGRC1763 intersecting 2.9 g/t Au over an estimated true width of 16.1 meters from 136 meters downhole.

The Kingfisher prospect is hosted in a set of quartz veins along a moderately sheared contact between a series of basalt-dolerite units which also hosts the Boulder and Agouti deposits, one and three kilometers, respectively, to the north, with a steep easterly dip consistent with the majority of other deposits at Séguéla.

Additional drilling at Kingfisher is scheduled in the second quarter of 2024 to further test its strike and depth potential.

Figure 1: Kingfisher prospect location; approximately one kilometer east of the Sunbird deposit

FORTUNA SILVER MINES INC.
Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
P3
8km
BARANA
BADIOR
5km
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
PROCESSING PLANT
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
KINGFISHER
SUNBIRD
P1
ANCIEN
N
0
2.5
5km
FOLLY
Datum: WGS84_29N Date:1 March 2024

Figure 2: Kingfisher prospect long section (looking west)

Koula deposit

A 3,106-meter, 12-hole program was completed at the Koula deposit in December 2023 (refer to Figure 3). As part of the support for potential underground mining, the program was designed to infill and further improve the understanding of the structural controls on the central and hanging wall high-grade lodes. Results such as 22.5 g/t Au over an estimated true width of 9.8 meters from 208 meters downhole, including 68.0 g/t Au over an estimated true width of 2.1 meters from 215 meters downhole in drillhole SGRD1783, highlight the potential of Koula. Drilling continues to expand Koula’s underground potential and the further delineation of the hanging wall lodes.

Figure 3: Koula deposit long-section showing select recent results (looking west)

Refer to Appendix 1 for full details of the Séguéla drill holes and assay results.

Diamba Sud Gold Project, Senegal

The Diamba Sud Gold Project’s initial 10,945-meter, three-drill rig drilling program, started on October 8, 2023 (refer to Fortuna news release dated December 12, 2023) and was extended into the 2024 budget of $9.2 million which consists of a 42,700 meter RC and diamond drilling campaign. The current program has seen the completion of 181 drill holes totaling 23,170 meters since December 2023.

The objectives of the 2024 drilling program are to:

•	Conduct selected confirmatory drilling to improve resource confidence at Area A, Area D, and Karakara (refer to Figure 4)
•	Drill to test for extensions to the existing historic resource in support of project development and advancing further economic studies
•	Advance prospective areas such as Moungoundi, Kassasoko, Western Splay, Area A North, and others (refer to Figure 4)
•	Improve understanding of key geological controls including controlling structures, favorable lithologies, alteration, and secondary enrichment zones

Figure 4: Location plan of the Diamba Sud Gold Project

230,000 mE
232,000 mE
234,000 mE
1,434,000 mN
1,432,000 mN
1,430,000 mN
1,428,000 mN
1,426,000 mN
N
WGS84_29N
0
1
kilometers
Scale 1:35,000
Auger Geochemistry Au (ppb)
> 1000
500-1000
100-500
50-100
25-50
10-25
< 10
Pit outline
Prospects
Diamba sud permit outline
Date: 1 March 2024
Gamba Gamba North
Area A North
Area D
Area A
Area D South
Karakara
Moungoundi
Southern Arc
Western Splay
A
A'
Kassa
FORTUNA
SILVER MINES INC.

Drilling continues at Diamba Sud focusing on growing the project’s historic resource base through testing satellite areas and other anomalies with limited previous drilling. In addition, drilling is continuing to delineate extensions to high-grade lodes extending beyond the historic pit optimization shells at Area A, Area D, and Karakara.

Highlights of recent drilling at Area A and Area D include several areas where mineralization has extended beyond the historic pit optimization shells. Further drilling is planned to determine the full extent of the mineralization and the relationship with key structures and lithologies. In addition, infill drilling to support resource confidence has intersected several broad zones of mineralization in areas of previous low confidence, as demonstrated by drill hole DSDD176 at Area D intersecting the following estimated true width intervals (refer to Figure 5):

•	1.0 g/t Au over 15.2 meters from 10 meters, and
•	4.4 g/t Au over 15.6 meters from 36 meters, and
•	1.0 g/t Au over 10.2 meters from 81 meters, and
•	1.6 g/t Au over 8.6 meters from 111 meters

Figure 5: Area D cross-section showing select recent results (looking north)

Early-stage drilling returned encouraging results from Moungoundi, located approximately two to four kilometers south of Karakara (refer to Figure 4). Hosted in a shear zone traversing a sediment/granite contact, Moungoundi remains open at depth where additional follow up drilling is planned in the second quarter of 2024. Results include 2.1 g/t Au over an estimated true width of 20.3 meters from 31 meters in drill hole DSR551, and 5.4 g/t Au over an estimated true width of 6.8 meters from 88 meters in drill hole DSR558 (refer to Figure 6).

Figure 6: Moungoundi cross-section showing select recent results (looking north)

Encouraging results were also received from first pass drilling at Kassasoko, with highlights including 1.0 g/t Au over an estimated true width of 18.75 meters from 29 meters in drill hole DSR613 and 1.5 g/t Au over an estimated true width of 11.25 meters in drill hole DSR604. Similar results were also returned from first pass drilling at Western Splay, including 2.1 g/t Au over an estimated true width of 13.5 meters from drill hole DSR584, and 7.4 g/t Au over an estimated true width of 7.5 meters from drill hole DSR598.

Refer to Appendix 2 for full details of the Diamba Sud Gold Project drill holes and assay results.

Quality Assurance & Quality Control (QA - QC)

Séguéla Mine, Côte d’Ivoire and Diamba Sud Gold Project, Senegal

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual
87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All diamond drilling (DD) drill holes at Séguéla were drilled with HQ sized diamond drill bits, whereas DD holes at Diamba Sud started with HQ sized diameter before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. All Diamba Sud RC and DD samples were transported to ALS’s preparation laboratory in Kedougou, Senegal before also being transported via commercial courier, to ALS’s facility in Ouagadougou. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates, and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements regarding the exploration potential at Séguéla and the potential for underground mining operations at Koula; planned additional drilling during the second quarter of 2024 to further test the strike and depth potential at Kingfisher; statements relating to the potential of the Diamba Sud Gold Project based on the early success at Moungoundi, Western Splay and Kassasoko; the exploration budget at the Diamba Sud Gold Project and the objectives of the program; statements relating to growing the resource base at the Diamba Sud Gold Project and that encouraging results having been returned from Moungoundi and Kassasoko; the Company’s objectives for the current drilling program at the Diamba Sud Gold Project and expectations regarding additional drilling programs budgeted for 2024; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the possibility that the appeal in respect of the ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization (the “EIA”) at the San Jose Mine will be successful; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla Mine, and the Diamba Sud Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine, Côte d’Ivoire

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m) [2,4]	Depth To (m)[4]	Drilled Width (m)[4]	ETW (m)[3]	Au (ppm)	Hole Type[5]	Area
SGRD1699	742578	892361	581	320.1	90	-60	178	181	3	2.1	4.52	RCD	Sunbird
						including	178	179	1	0.7	10.90	RCD	Sunbird
							188	193	5	3.5	2.67	RCD	Sunbird
						including	192	193	1	0.7	11.30	RCD	Sunbird
SGRD1700	742537	892362	573	405.1	90	-60	274	280	6	4.2	1.59	RCD	Sunbird
							286	294	8	5.6	3.31	RCD	Sunbird
SGRD1731	742489	892361	562	490	90	-60	376	382	6	4.2	0.92	RCD	Sunbird
							395	414	19	13.3	2.36	RCD	Sunbird
						including	410	411	1	0.7	12.85	RCD	Sunbird
							426	429	3	2.1	16.59	RCD	Sunbird
						including	427	429	2	1.4	19.93	RCD	Sunbird
SGRD1732	742535	892263	580	531.4	90	-60	324	327	3	2.1	3.33	RCD	Sunbird
SGRD1733	742495	892460	551	490	90	-60	418	423	5	3.5	1.54	RCD	Sunbird
							477	487	10	7	0.96	RCD	Sunbird
SGRD1734	742487	892504	549	498.2	90	-60	436	440	4	2.8	1.83	RCD	Sunbird
							482	497	15	10.5	1.91	RCD	Sunbird
SGRD1736	742533	892160	592	537.2	90	-60	NSI					RCD	Sunbird
SGRD1737	742391	892360	567	598.4	90	-60	76	83	7	4.9	0.97	RCD	Sunbird
							569	588	19	13.3	0.96	RCD	Sunbird

SGRC1719	743890	893102	410	54	90	-60	46	53	7	4.9	1.99	RC	Kingfisher
SGRC1720	743867	893103	412	110	90	-60	82	86	4	2.8	1.59	RC	Kingfisher
SGRC1721	743840	892901	414	54	90	-60	31	32	1	0.7	6.50	RC	Kingfisher
SGRD1722	743803	892898	420	120.2	90	-60	90	98	8	5.6	4.55	RCD	Kingfisher
						including	97	98	1	0.7	17.75	RCD	Kingfisher
SGRC1723	743785	892700	406	62	90	-60	19	32	13	9.1	0.89	RC	Kingfisher
SGRD1724	743751	892700	411	120.2	90	-60	98	110	12	8.4	5.21	RCD	Kingfisher
						including	100	103	3	2.1	14.82	RCD	Kingfisher
SGRC1725	743721	892501	404	67	90	-60	NSI					RC	Kingfisher
SGRC1726	743690	892502	406	118	90	-60	102	116	14	9.8	1.43	RC	Kingfisher
SGRC1727	743690	892091	413	50	90	-60	2	18	16	11.2	2.19	RC	Kingfisher
							32	38	6	4.2	1.44	RC	Kingfisher
SGRC1728	743658	892092	419	120	90	-60	41	66	25	17.5	1.92	RC	Kingfisher
						including	64	65	1	0.7	12.35	RC	Kingfisher
SGRC1729	743659	891892	425	60	90	-60	NSI					RC	Kingfisher
SGRC1730	743639	891692	416	84	90	-60	13	24	11	7.7	1.36	RC	Kingfisher
SGRC1741	743606	891693	421	140	90	-60	NSI					RC	Kingfisher
SGRC1742	743622	891493	401	65	90	-60	8	22	14	9.8	0.91	RC	Kingfisher
SGRC1743	743591	891493	402	110	90	-60	52	54	2	1.4	2.72	RC	Kingfisher
							61	69	8	5.6	0.78	RC	Kingfisher
SGRC1744	743622	891294	400	60	90	-60	NSI					RC	Kingfisher
SGRC1745	743591	891294	402	120	90	-60	66	71	5	3.5	7.68	RC	Kingfisher
						including	69	70	1	0.7	30.00	RC	Kingfisher
SGRC1762	743662	892500	409	167	90	-60	11	12	1	0.7	5.10	RC	Kingfisher
							106	134	28	19.6	2.92	RC	Kingfisher
						including	107	108	1	0.7	11.05	RC	Kingfisher
						and	128	129	1	0.7	12.80	RC	Kingfisher
						and	131	132	1	0.7	29.40	RC	Kingfisher
							157	161	4	2.8	4.38	RC	Kingfisher
						including	159	160	1	0.7	12.10	RC	Kingfisher
SGRC1763	743670	892594	425	189	90	-60	136	159	23	16.1	2.92	RC	Kingfisher
						including	152	153	1	0.7	27.90	RC	Kingfisher
							163	180	17	11.9	0.83	RC	Kingfisher
SGRC1764	743747	892803	409	170	90	-60	125	149	24	16.8	2.42	RC	Kingfisher
						including	147	149	2	1.4	19.18	RC	Kingfisher
							156	165	9	6.3	1.27	RC	Kingfisher

SGRC1780	742462	895226	425	90	110	-60	NSI					RC	Koula
SGRD1781	742439	895235	426	150.5	110	-60	110	113	3	2.1	20.33	RCD	Koula

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m) [2,4]	Depth To (m)[4]	Drilled Width (m)[4]	ETW (m)[3]	Au (ppm)	Hole Type[5]	Area
							120	126	6	4.2	0.88	RCD	Koula
SGRD1782	742448	895284	434	310.3	110	-60	NSI					RCD	Koula
SGRD1783	742549	895434	451	260.4	110	-60	208	222	14	9.8	22.46	RCD	Koula
						including	210	211	1	0.7	12.90	RCD	Koula
						and	215	218	3	2.1	68.03	RCD	Koula
						and	220	222	2	1.4	40.68	RCD	Koula
							227	230	3	2.1	2.19	RCD	Koula
SGRD1784	742519	895432	453	310.3	110	-60	268	279	11	7.7	4.85	RCD	Koula
						including	276	277	1	0.7	33.70	RCD	Koula
						and	278	279	1	0.7	11.40	RCD	Koula
SGRD1785	742558	895404	446	250.4	110	-60	194	200	6	4.2	1.78	RCD	Koula
							214	217	3	2.1	3.35	RCD	Koula
SGRD1786	742422	895295	432	354.4	110	-60	317	333	16	11.2	1.63	RCD	Koula
SGRD1787	742470	895276	435	288.2	110	-60	70	80	10	7	4.47	RCD	Koula
						including	79	80	1	0.7	11.95	RCD	Koula
							276	281	5	3.5	1.97	RCD	Koula
SGRC1805	742475	895248	429	24	110	-60	Not Sampled		Abandoned			RC	Koula
SGRD1806	742475	895248	429	300	110	-60	36	40	4	2.8	11.60	RCD	Koula
							244	247	3	2.1	1.75	RCD	Koula
SGRD1807	742382	895262	422	410	110	-60	NSI					RCD	Koula
SGRD1808	742410	895253	424	357	110	-60	NSI					RCD	Koula

Notes:

1.	EOH: End of hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	Depths and widths reported to nearest significant decimal place
5.	RC: reverse circulation drilling | RCD: reverse circulation drilling with diamond tail

Appendix 2: Diamba Sud Gold Project, Senegal

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
DSDD137	233278	1429536	182	150	90	-60	88	97.25	9.25	8.33	4.73	DD	Area A
						incl	92	93	1	0.90	10.20	DD	Area A
DSDD138	233266	1429481	180	140	90	-60	97	109	12	10.80	2.43	RCD	Area A
DSDD139	233203	1429484	180	197	90	-60	103.75	111.3	7.55	6.80	21.08	RCD	Area A
						incl	103.75	107	3.25	2.93	34.67	RCD	Area A
						and	108	109	1	0.90	13.25	RCD	Area A
						and	109.75	110.75	1	0.90	20.90	RCD	Area A
							115	129.7	14.7	13.23	1.67	RCD	Area A
							138	148	10	9.00	1.11	RCD	Area A
DSDD140	233182	1429431	179	191	90	-60	126.6	139	12.4	11.16	6.16	RCD	Area A
						incl	129.2	131	1.8	1.62	16.20	RCD	Area A
							160	166	6	5.40	2.19	RCD	Area A
							184	187	3	2.70	2.59	RCD	Area A
DSDD141	233224	1429460	175	176	90	-60	112.9	115	2.1	1.89	4.79	RCD	Area A
						incl	113.5	114	0.5	0.45	10.10	DD	Area A
							119	135	16	14.40	1.40	DD	Area A
DSDD142	233142	1429359	178	246	90	-60	125	132	7	6.30	1.10	DD	Area A
							140	150	10	9.00	9.36	DD	Area A
						incl	141	142	1	0.90	10.10	DD	Area A
						and	144	146	2	1.80	24.48	DD	Area A
							156	169	13	11.70	1.95	DD	Area A
							179	187.4	8.4	7.56	0.83	DD	Area A
							213	225	12	10.80	1.33	DD	Area A
DSDD143	233173	1429408	179	198	90	-60	131.45	136	4.55	4.10	3.37	DD	Area A
							165	174.8	9.8	8.82	1.64	DD	Area A
DSDD150	233123	1429605	186	243	90	-60	60	64	4	3.60	2.43	DD	Area A
DSDD153	232846	1429579	184	220	90	-60	28	42	14	12.60	1.89	RCD	Area A
						incl	40	41	1	0.90	11.70	RCD	Area A
							193	195	2	1.80	9.12	RCD	Area A
						incl	194	195	1	0.90	16.35	RCD	Area A
							204	210	6	5.40	6.74	RCD	Area A
						incl	208	209	1	0.90	12.80	RCD	Area A
DSDD155	233067	1429469	182	236	90	-60	93	96	3	2.70	5.57	RCD	Area A
						incl	95	96	1	0.90	14.70	RCD	Area A
DSDD156	233091	1429414	181	263	90	-60	191.5	209	17.5	15.75	1.07	RCD	Area A
DSDD159	233229	1429410	175	161	90	-60	78	80	2	1.80	11.96	DD	Area A
						incl	78	79	1	0.90	22.50	DD	Area A
DSDD164	233289	1429459	178	125	90	-60	88	92.85	4.85	4.36	2.68	DD	Area A
DSDD220	233143	1429662	188	192					0	0.00		DD	Area A
DSDD221	233136	1429439	180	245.5					0	0.00		DD	Area A
DSDD224	231121	1429363	179	291					0	0.00		DD	Area A
DSR511	233179	1429532	182	212	90	-60	56	65	9	8.10	2.42	RCD	Area A
						incl	61	62	1	0.90	15.50	RCD	Area A
							72	78	6	5.40	6.86	RCD	Area A
						incl	73	74	1	0.90	25.80	RCD	Area A
DSR512	233045	1429577	185	90	90	-60	NSI					RC	Area A
DSR513	233176	1429481	182	215	90	-60	121	128	7	6.30	1.15	RCD	Area A
DSR514	233234	1429663	187	150	90	-60	78	83	5	4.50	2.64	RC	Area A
							92	96	4	3.60	1.25	RC	Area A
DSR515	233199	1429659	187	180	90	-60	74	100	26	23.40	3.46	RC	Area A
						incl	86	89	3	2.70	17.98	RC	Area A

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
DSR516	233160	1429457	181	224	90	-60	140	141	1	0.90	7.10	RCD	Area A

DSDD144	232995	1429497	183	56	90	-60	NSI					DD	Area D
DSDD145	232984	1429519	183	66	90	-60	6	10	4	3.20	1.43	DD	Area D
							15	22	7	5.60	1.40	DD	Area D
							36	38	2	1.60	13.27	DD	Area D
						incl	36	37	1	0.80	24.60	DD	Area D
DSDD146	232949	1429524	183	89	90	-60	8	19	11	8.80	5.44	DD	Area D
						incl	12	13	1	0.80	11.85	DD	Area D
						and	16	17	1	0.80	15.50	DD	Area D
							53	54	1	0.80	5.75	DD	Area D
DSDD147	232899	1429522	183	111	90	-60	102.1	103.1	1	0.80	71.40	DD	Area D
DSDD148	232851	1429523	183	98	90	-60	6	16	10	8.00	3.77	DD	Area D
DSDD149	232869	1429579	184	131	90	-60	8	15	7	5.60	3.75	DD	Area D
						incl	13	14	1	0.80	16.35	DD	Area D
							23	28	5	4.00	3.23	DD	Area D
							55.3	57	1.7	1.36	5.27	DD	Area D
						incl	56.4	57	0.6	0.48	11.40	DD	Area D
							92.6	103	10.4	8.32	1.75	DD	Area D
						incl	93.5	94	0.5	0.40	11.85	DD	Area D
DSDD151	232846	1429579	184	140	90	-60	17	21[1]	4	3.20	4.34	DD	Area D
DSDD152	232716	1429548	183	98	90	-60	12	15	3	2.40	1.82	DD	Area D
							20	44[2]	24	19.20	1.84	DD	Area D
						incl	26	28	2	1.60	12.55	DD	Area D
DSDD154	232726	1429522	182	118	90	-60	14	39[3]	25	20.00	5.18	DD	Area D
						incl	28	29	1	0.80	39.70	DD	Area D
						and	35	36	1	0.80	13.10	DD	Area D
						and	37	38	1	0.80	16.55	DD	Area D
DSDD157	232802	1429547	183	63	90	-60	NSI					DD	Area D
DSDD158	232809	1429528	183	90	90	-60	4	48[4]	44	35.20	6.29	DD	Area D
						incl	12	13	1	0.80	11.15	DD	Area D
						and	16	24	8	6.40	21.99	DD	Area D
							55	64	9	7.20	3.65	DD	Area D
						incl	62	63	1	0.80	16.60	DD	Area D
DSDD160	232853	1429545	183	90	90	-60	7	21[5]	14	11.20	3.43	DD	Area D
						incl	12	13	1	0.80	14.20	DD	Area D
							26	36[6]	10	8.00	1.72	DD	Area D
DSDD161	232829	1429504	182	90	90	-60	3	27[7]	24	19.20	3.33	DD	Area D
						incl	13	14	1	0.80	14.85	DD	Area D
						and	19	20	1	0.80	14.55	DD	Area D
							31	38[8]	7	5.60	9.13	DD	Area D
						incl	31.7	32.5	0.8	0.64	63.10	DD	Area D
DSDD162	232650	1429517	181	155.5	90	-60	88.5	91	2.5	2.00	2.17	DD	Area D
							99.15	100.75	1.6	1.28	4.27	DD	Area D
DSDD163	232684	1429496	181	153	90	-60	7	47[9]	40	32.00	5.99	DD	Area D
						incl	9	10	1	0.80	10.45	DD	Area D
						and	11	12	1	0.80	28.50	DD	Area D
						and	31	33.7	2.7	2.16	39.41	DD	Area D
							58	61	3	2.40	8.48	DD	Area D
						incl	58	60	2	1.60	12.28	DD	Area D
							78	84	6	4.80	1.10	DD	Area D
DSDD165	232769	1429502	182	150	90	-60	27	34	7	5.60	1.95	DD	Area D
							38	41	3	2.40	18.26	DD	Area D

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
						incl	39	40	1	0.80	52.30	DD	Area D
							48	53	5	4.00	6.02	DD	Area D
						incl	49	50	1	0.80	10.90	DD	Area D
DSDD166	232703	1429479	181	134	90	-60	16	43[10]	27	21.60	3.38	DD	Area D
						incl	30	31	1	0.80	15.05	DD	Area D
						and	39	40	1	0.80	10.80	DD	Area D
							53	62	9	7.20	1.45	DD	Area D
							76	101	25	20.00	1.39	DD	Area D
						incl	76	76.6	0.6	0.48	12.75	DD	Area D
DSDD167	232755	1429478	181	122	90	-60	58	67	9	7.20	1.62	DD	Area D
							71	76	5	4.00	1.62	DD	Area D
							86	94	8	6.40	1.19	DD	Area D
DSDD168	232735	1429488	181	123	90	-60	24	28	4	3.20	4.26	DD	Area D
							68	76	8	6.40	1.07	DD	Area D
							89	97	8	6.40	0.98	DD	Area D
							109	110	1	0.80	5.51	DD	Area D
DSDD169	232651	1429478	181	152	90	-60	100	115	15	12.00	2.70	DD	Area D
						incl	101	102	1	0.80	12.05	DD	Area D
							133.5	138.25	4.75	3.80	2.40	DD	Area D
DSDD170	232727	1429400	179	146	90	-60	13	22	9	7.20	2.20	DD	Area D
							26	43	17	13.60	1.88	DD	Area D
							49	93[11]	44	35.20	2.57	DD	Area D
						incl	78	79	1	0.80	32.40	DD	Area D
						and	89	89.8	0.8	0.64	14.50	DD	Area D
							136	146	10	8.00	1.37	DD	Area D
DSDD171	232728	1429450	180	132	90	-60	15	27	12	9.60	6.52	DD	Area D
						incl	18	19	1	0.80	11.10	DD	Area D
						and	21	23	2	1.60	15.10	DD	Area D
DSDD172	232678	1429452	180	150	90	-60	25	29	4	3.20	8.18	DD	Area D
						incl	25	27	2	1.60	12.05	DD	Area D
							43	49	6	4.80	2.36	DD	Area D
							70	94	24	19.20	1.92	DD	Area D
						incl	71	72	1	0.80	16.65	DD	Area D
DSDD173	232771	1429399	180	125	90	-60	8	64[12]	56	44.80	3.47	DD	Area D
						incl	10	11	1	0.80	20.30	DD	Area D
						and	12	13	1	0.80	10.30	DD	Area D
						and	26	29	3	2.40	12.82	DD	Area D
							119	121.4	2.4	1.92	2.27	DD	Area D
DSDD174	232754	1429418	180	132	90	-60	10	17	7	5.60	2.58	DD	Area D
							24	50	26	20.80	2.04	DD	Area D
							67	71	4	3.20	2.53	DD	Area D
							77	104	27	21.60	1.07	DD	Area D
DSDD175	232678	1429396	179	182	90	-60	17	34	17	13.60	1.05	DD	Area D
							169.6	176	6.4	5.12	0.95	DD	Area D
DSDD176	232693	1429425	180	129	90	-60	10	29	19	15.20	1.03	DD	Area D
							36	55.5[13]	19.5	15.60	4.38	DD	Area D
						incl	38	41	3	2.40	20.63	DD	Area D
							81	93.8[14]	12.8	10.24	1.05	DD	Area D
							111.2	122	10.8	8.64	1.64	DD	Area D
DSDD177	232753	1429376	179	152	90	-60	13	15	2	1.60	6.14	DD	Area D
							26	89[15]	63	50.40	2.78	DD	Area D
						incl	28	29	1	0.80	10.70	DD	Area D
						and	32	33	1	0.80	22.40	DD	Area D

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
						and	55	57	2	1.60	13.38	DD	Area D
							101.4	106.6	5.2	4.16	1.37	DD	Area D
							124	135	11	8.80	1.34	DD	Area D
DSDD178	232648	1429430	180	98	90	-60	NSI					DD	Area D
DSDD179	232675	1429374	179	200	90	-60	16	26	10	8.00	0.95	DD	Area D
							31	46[16]	15	12.00	2.55	DD	Area D
						incl	36	37	1	0.80	11.55	DD	Area D
							81	90	9	7.20	2.80	DD	Area D
DSDD180	232618	1429398	179	94	90	-60	12	44[17]	32	25.60	2.52	DD	Area D
						incl	22	23	1	0.80	29.80	DD	Area D
DSDD181	232621	1429355	178	82	90	-60	NSI					DD	Area D
DSDD182	232522	1429505	180	135	90	-60	53	58	5	4.00	5.66	DD	Area D
						incl	54	54.5	0.5	0.40	47.50	DD	Area D
DSDD183	232547	1429350	177	95	90	-60	21	29[18]	8	6.40	1.17	DD	Area D
DSDD184	232600	1429482	180	153	90	-60	76.15	79	2.85	2.28	1.85	DD	Area D
DSDD185	232578	1429374	178	106	90	-60	30	41	11	8.80	1.45	DD	Area D
DSDD186	232572	1429480	180	152	90	-60	54	70[19]	16	12.80	3.28	DD	Area D
						incl	60	61	1	0.80	37.80	DD	Area D
							74	93.55	19.55	15.64	1.99	DD	Area D
							108	120	12	9.60	0.98	DD	Area D
							137	138	1	0.80	15.30	DD	Area D
DSDD187	232528	1429405	178	153	90	-60	113	117	4	3.20	1.31	DD	Area D
DSDD188	232613	1429458	180	123	90	-60	NSI					DD	Area D
DSDD189	232757	1429355	179	140	90	-60	67	70	3	2.40	2.43	DD	Area D
							91	99	8	6.40	0.68	DD	Area D
DSDD190	232840	1429482	182	60	90	-60	7	26	19	15.20	4.92	DD	Area D
						incl	13	16	3	2.40	22.82	DD	Area D
DSDD191	232703	1429354	178	182	90	-60	47	54.1[20]	7.1	5.68	1.42	DD	Area D
							69.6	76	6.4	5.12	1.44	DD	Area D
							80	84	4	3.20	1.30	DD	Area D
							102	108	6	4.80	1.68	DD	Area D
							119	121	2	1.60	7.87	DD	Area D
						incl	120	121	1	0.80	11.65	DD	Area D
							151	163.1	12.1	9.68	1.99	DD	Area D
DSDD192	232796	1429477	181	80	90	-60	23	41	18	14.40	6.82	DD	Area D
						incl	28	29	1	0.80	20.90	DD	Area D
						and	33	34	1	0.80	11.70	DD	Area D
						and	37	39	2	1.60	22.00	DD	Area D
							47	61[21]	14	11.20	14.59	DD	Area D
						incl	47	48	1	0.80	12.55	DD	Area D
						and	52	53	1	0.80	26.00	DD	Area D
						and	55	56	1	0.80	149.00	DD	Area D
DSDD193	232830	1429451	182	55	90	-60	10.9	21	10.1	8.08	0.99	DD	Area D
DSDD194	232725	1429325	178	161	90	-60	NSI					DD	Area D
DSDD195	232830	1429425	181	60	90	-60	13	31	18	14.40	3.73	DD	Area D
						incl	18	20	2	1.60	14.23	DD	Area D
							44	49	5	4.00	1.85	DD	Area D
DSDD196	232939	1429499	183	110	90	-60	3	26	23	18.40	6.27	DD	Area D
						incl	10	11	1	0.80	11.55	DD	Area D
						and	13	14	1	0.80	38.30	DD	Area D
						and	16	18	2	1.60	20.90	DD	Area D
							63.4	65	1.6	1.28	9.85	DD	Area D
DSDD197	232675	1429325	177	92	90	-60	7	14	7	5.60	1.81	DD	Area D

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
							31.8	43.55	11.75	9.40	0.91	DD	Area D
DSDD198	232879	1429499	183	68.2	90	-60	65	66	1	0.80	10.50	DD	Area D
DSDD199	232624	1429325	177	116	90	-60	NSI					DD	Area D
DSDD200	232846	1429374	180	66	90	-60	7	8	1	0.80	6.38	DD	Area D
DSDD201	232575	1429326	177	97	90	-60	15	26	11	8.80	3.19	DD	Area D
DSDD202	232802	1429377	180	96	90	-60	8	11	3	2.40	1.81	DD	Area D
DSDD204	232781	1429330	179	123	90	-60	NSI					DD	Area D
DSDD206	232495	1429422	178	101	90	-60	48	71.7	23.7	18.96	4.63	DD	Area D
						incl	63	64	1	0.80	70.70	DD	Area D
						and	71	71.7	0.7	0.56	11.25	DD	Area D
DSDD208	232408	1429546	182	75	90	-60	NSI					DD	Area D
DSDD210	232429	1429498	180	80	90	-60	41	50	9	7.20	1.30	DD	Area D
							54	56	2	1.60	3.23	DD	Area D

DSR517	232549	1429152	174	100	90	-60	40	53	13	10.40	1.04	RC	Area D South
DSR518	232569	1429102	174	90	90	-60	NSI					RC	Area D South
DSR519	232567	1429078	174	102	90	-60	98	99	1	0.80	27.50	RC	Area D South
DSR520	232554	1429053	173	102	90	-60	NSI					RC	Area D South

DSDD203	231762	1428385	153	107	270	-60	50.35	56	5.65	4.24	1.16	DD	Karakara
DSDD205	231815	1428376	153	134	270	-60	20	29	9	6.75	1.95	DD	Karakara
						incl	25.05	26.05	1	0.75	10.60	DD	Karakara
							46	51	5	3.75	1.12	DD	Karakara
							58	62	4	3.00	1.98	DD	Karakara
							74	93.2	19.2	14.40	5.23	DD	Karakara
						incl	89	90	1	0.75	17.75	DD	Karakara
						and	92	93.2	1.2	0.90	39.40	DD	Karakara
DSDD207	231866	1428374	154	167	270	-60	34	47	13	9.75	0.75	DD	Karakara
							71	75.9	4.9	3.68	2.72	DD	Karakara
							79	91	12	9.00	8.54	DD	Karakara
						incl	80	82	2	1.50	36.23	DD	Karakara
DSDD209	231793	1428273	153	182	270	-60	106	113	7	5.25	1.75	DD	Karakara
							116.9	123.25	6.35	4.76	2.06	DD	Karakara
DSR524	231846	1428400	174	130	270	-60	86	93	7	5.25	3.68	RC	Karakara
DSR525	231838	1428352	174	156	270	-60	42	48	6	4.50	1.75	RC	Karakara
							98	103	5	3.75	11.20	RC	Karakara
						incl	99	100	1	0.75	38.00	RC	Karakara
							107	108	1	0.75	16.40	RC	Karakara
							112	124	12	9.00	3.20	RC	Karakara
						incl	121	122	1	0.75	27.40	RC	Karakara
DSR529	231751	1428352	155	100	270	-60	29	48	19	14.25	2.37	RC	Karakara
						incl	47	48	1	0.75	11.00	RC	Karakara
DSR530	231725	1428224	154	140	270	-60	58	63	5	3.75	4.04	RC	Karakara
							75	80	5	3.75	1.37	RC	Karakara
							100	104	4	3.00	3.38	RC	Karakara
DSR531	231838	1428147	154	84	90	-60	47	50	3	2.25	5.02	RC	Karakara
							66	67	1	0.75	10.50	RC	Karakara
DSR533	231725	1428146	154	102	270	-60	67	70	3	2.25	2.71	RC	Karakara
DSR534	231629	1428067	153	180	340	-60	11	22	11	8.25	1.59	RC	Karakara
							100	111	11	8.25	0.65	RC	Karakara
							153	159	6	4.50	5.64	RC	Karakara
						incl	156	157	1	0.75	13.40	RC	Karakara
DSR535	231615	1428117	156	144	340	-60	43	56	13	9.75	0.87	RC	Karakara

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
							65	73	8	6.00	5.33	RC	Karakara
							81	95	14	10.50	1.94	RC	Karakara
						incl	90	91	1	0.75	13.90	RC	Karakara
DSR536	231869	1428203	153	150	270	-60	52	58	6	4.50	1.04	RC	Karakara
							64	78	14	10.50	4.18	RC	Karakara
						incl	72	73	1	0.75	33.30	RC	Karakara
							111	128	17	12.75	0.72	RC	Karakara
DSR537	231780	1428250	151	174	270	-60	80	98	18	13.50	2.33	RC	Karakara
						incl	81	82	1	0.75	24.10	RC	Karakara
							104	107	3	2.25	7.08	RC	Karakara
						incl	104	105	1	0.75	13.35	RC	Karakara
DSR538	231743	1428203	150	180	270	-60	86	100	14	10.50	2.10	RC	Karakara
						incl	94	95	1	0.75	11.85	RC	Karakara
							133	135	2	1.50	2.64	RC	Karakara
DSR539	231703	1428174	150	120	270	-60	18	30	12	9.00	2.73	RC	Karakara
						incl	18	19	1	0.75	18.60	RC	Karakara
							41	44	3	2.25	3.71	RC	Karakara
							52	57	5	3.75	3.62	RC	Karakara
							108	118	10	7.50	2.04	RC	Karakara
DSR540	231780	1428304	150	100	90	-60	65	74	9	6.75	2.53	RC	Karakara
DSR541	231817	1428321	150	132	270	-60	48	54	6	4.50	0.98	RC	Karakara
							92	109	17	12.75	4.17	RC	Karakara
						incl	95	96	1	0.75	26.20	RC	Karakara
						and	107	108	1	0.75	21.00	RC	Karakara
							114	118	4	3.00	5.77	RC	Karakara
						incl	114	115	1	0.75	13.30	RC	Karakara
DSR542	231750	1428165	152	170	340	-60	50	59	9	6.75	6.88	RC	Karakara
						incl	56	58	2	1.50	24.35	RC	Karakara
DSR543	231749	1428159	149	108	270	-60	38	41	3	2.25	4.62	RC	Karakara
							72	78	6	4.50	17.20	RC	Karakara
						incl	72	74	2	1.50	47.35	RC	Karakara
							97	100	3	2.25	8.04	RC	Karakara
						incl	98	99	1	0.75	18.30	RC	Karakara
DSR545	231953	1428495	150	132	90	-60	66	77	11	8.25	0.53	RC	Karakara
DSR546	231952	1428395	151	200	270	-60	79	98	19	14.25	2.80	RC	Karakara
						incl	91	92	1	0.75	13.50	RC	Karakara
						and	94	95	1	0.75	18.45	RC	Karakara
							105	110	5	3.75	4.17	RC	Karakara
						incl	106	107	1	0.75	11.35	RC	Karakara
							117	132	15	11.25	4.51	RC	Karakara
						incl	127	129	2	1.50	17.60	RC	Karakara
DSR548	231814	1428398	152	132	90	-60	113	114	1	0.75	14.45	RC	Karakara
							120	129	9	6.75	0.99	RC	Karakara

DSR549	230888	1426892	149	90	90	-55	25	44	19	14.25	0.94	RC	Moungoundi
							49	52	3	2.25	5.68	RC	Moungoundi
DSR550	230912	1426894	152	78	90	-55	NSI					RC	Moungoundi
DSR551	230856	1426924	151	108	90	-50	31	58	27	20.25	2.10	RC	Moungoundi
						incl	50	52	2	1.50	15.88	RC	Moungoundi
DSR552	230878	1426961	155	90	90	-50	51	66	15	11.25	4.35	RC	Moungoundi
						incl	56	57	1	0.75	20.60	RC	Moungoundi
						and	64	66	2	1.50	18.88	RC	Moungoundi
DSR553	230911	1426925	153	81	90	-50	NSI					RC	Moungoundi

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
DSR554	230765	1426874	155	90	190	-55	58	59	1	0.75	11.80	RC	Moungoundi
							80	81	1	0.75	15.95	RC	Moungoundi
DSR555	230687	1426848	153	84	190	-50	NSI					RC	Moungoundi
DSR556	230766	1426877	155	126	135	-50	108	116	8	6.00	1.30	RC	Moungoundi
DSR557	230859	1426880	155	110	90	-50	NSI					RC	Moungoundi
DSR558	230807	1426926	155	140	90	-50	88	97	9	6.75	5.39	RC	Moungoundi
						incl	92	94	2	1.50	15.63	RC	Moungoundi
DSR559	230759	1426934	156	132	90	-50	101	124	23	17.25	1.20	RC	Moungoundi
DSR560	230653	1426792	155	90	5	-50	NSI					RC	Moungoundi
DSR561	230648	1426725	153	100	85	-60	20	29	9	6.75	0.58	RC	Moungoundi
							35	39	4	3.00	1.86	RC	Moungoundi
							43	52	9	6.75	0.89	RC	Moungoundi
DSR562	230663	1426746	152	80	10	-60	NSI					RC	Moungoundi
DSR563	230672	1426897	153	156	90	-60	45	64	19	14.25	2.74	RC	Moungoundi
						incl	50	51	1	0.75	17.80	RC	Moungoundi
DSR564	230721	1426901	153	165	90	-60	NSI					RC	Moungoundi
DSR565	230671	1426772	150	100	5	-55	46	54	8	6.00	1.11	RC	Moungoundi
DSR566	230633	1426700	150	150	10	-50	NSI					RC	Moungoundi
DSR567	230845	1426830	153	145	90	-50	NSI					RC	Moungoundi
DSR568	230894	1426826	153	110	90	-50	46	61	15	11.25	30.74	RC	Moungoundi
						incl	46	49	3	2.25	146.03	RC	Moungoundi
							66	78	12	9.00	1.73	RC	Moungoundi
DSR569	230934	1426830	154	90	90	-50	NSI					RC	Moungoundi
DSR570	230936	1426852	154	114	90	-50	NSI					RC	Moungoundi
DSR571	231368	1426840	156	102	90	-50	NSI					RC	Moungoundi
DSR572	231309	1426840	156	100	90	-50	NSI					RC	Moungoundi
DSR573	231248	1426841	156	108	90	-50	NSI					RC	Moungoundi
DSR574	231189	1426838	156	100	90	-50	NSI					RC	Moungoundi

DSR575	231176	1426371	149	75	90	-50	14	20	6	4.50	2.12	RC	Western Splay
DSR576	231151	1426371	149	78	90	-50	19	28	9	6.75	1.38	RC	Western Splay
DSR577	231153	1426371	149	78	270	-75	NSI					RC	Western Splay
DSR578	230900	1426369	148	120	90	-50	118	120	2	1.50	13.91	RC	Western Splay
						incl	119	120	1	0.75	24.70	RC	Western Splay
DSR579	231017	1426328	147	141	90	-50	38	48	10	7.50	1.71	RC	Western Splay
							113	122	9	6.75	1.80	RC	Western Splay
							138	141	3	2.25	2.72	RC	Western Splay
DSR580	231162	1426327	147	100	90	-50	NSI					RC	Western Splay
DSR581	231034	1426246	146	120	90	-50	43	54	11	8.25	1.17	RC	Western Splay
DSR582	231088	1426248	145	120	90	-50	5	6	1	0.75	5.20	RC	Western Splay
							58	68	10	7.50	3.33	RC	Western Splay
DSR583	231193	1426351	148	65	260	-80	NSI					RC	Western Splay
DSR584	231214	1426326	147	100	90	-50	17	35	18	13.50	2.13	RC	Western Splay
							58	61	3	2.25	3.70	RC	Western Splay
DSR585	230966	1426326	146	150	90	-50	110	118	8	6.00	1.03	RC	Western Splay
DSR586	230927	1426374	147	108	90	-50	NSI					RC	Western Splay
DSR587	230878	1426372	147	120	90	-50	NSI					RC	Western Splay
DSR588	231016	1426428	147	106	90	-50	NSI					RC	Western Splay
DSR589	230913	1426426	148	108	90	-50	93	96	3	2.25	2.40	RC	Western Splay
DSR590	230875	1426430	147	102	90	-50	NSI					RC	Western Splay
DSR591	231261	1426157	144	102	90	-50	NSI					RC	Western Splay
DSR592	231059	1426158	145	102	90	-50	NSI					RC	Western Splay
DSR593	231008	1426160	145	102	90	-50	NSI					RC	Western Splay

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)[1,4]	UTM Azimuth (°)	Dip (°)	Depth From (m)[2,4]	Depth To (m)[4]	Drilled Width (m) [4]	ETW (m) [3]	Au (ppm)	Hole Type[5]	Area
DSR594	231013	1426105	146	102	90	-50	NSI					RC	Western Splay
DSR595	231166	1426084	145	102	90	-50	NSI					RC	Western Splay
DSR596	231267	1426216	145	186	310	-50	140	143	3	2.25	4.64	RC	Western Splay
							179	186	7	5.25	1.32	RC	Western Splay
DSR597	231284	1426258	147	180	310	-50	9	12	3	2.25	2.67	RC	Western Splay
							127	132	5	3.75	1.01	RC	Western Splay
							171	179	8	6.00	1.62	RC	Western Splay
DSR598	231210	1426158	145	150	310	-50	56	66	10	7.50	7.42	RC	Western Splay
						incl	58	59	1	0.75	11.50	RC	Western Splay
						and	61	63	2	1.50	19.60	RC	Western Splay
							82	95	13	9.75	1.42	RC	Western Splay
							99	101	2	1.50	3.39	RC	Western Splay
DSR599	230778	1425923	152	150	340	-50	NSI					RC	Western Splay

DSR600	231634	1425852	144	138	150	-50	19	27	8	6.00	1.48	RC	Kassasoko
							47	56	9	6.75	0.99	RC	Kassasoko
							66	74	8	6.00	1.15	RC	Kassasoko
DSR601	231665	1425873	144	132	150	-50	10	18	8	6.00	2.26	RC	Kassasoko
							32	44	12	9.00	1.24	RC	Kassasoko
DSR602	231677	1425899	145	110	150	-50	28	38	10	7.50	0.90	RC	Kassasoko
DSR603	231714	1425876	145	100	150	-50	NSI					RC	Kassasoko
DSR604	231726	1425913	144	168	150	-50	4	12	8	6.00	1.07	RC	Kassasoko
							29	44	15	11.25	1.49	RC	Kassasoko
DSR605	231670	1425965	143	160	150	-50	26	34	8	6.00	1.02	RC	Kassasoko
DSR606	231616	1425834	144	138	150	-50	45	56	11	8.25	0.94	RC	Kassasoko
DSR607	231580	1425860	144	150	150	-50	30	35	5	3.75	1.89	RC	Kassasoko
DSR608	231566	1425817	144	126	150	-50	NSI					RC	Kassasoko
DSR609	231590	1425778	144	78			NSI					RC	Kassasoko
DSR610	231468	1425733	145	70	150	-50	NSI					RC	Kassasoko
DSR611	231377	1425691	145	60	150	-50	NSI					RC	Kassasoko
DSR612	231431	1425820	144	156	150	-50	63	75	12	9.00	1.29	RC	Kassasoko
DSR613	231590	1425977	144	150	150	-50	0	5	5	3.75	2.15	RC	Kassasoko
							29	54	25	18.75	1.01	RC	Kassasoko
DSR614	231853	1425886	142	90	150	-50	47	58	11	8.25	0.75	RC	Kassasoko
							79	90	11	8.25	0.76	RC	Kassasoko
DSR615	231836	1425949	144	120	150	-50	NSI					RC	Kassasoko
DSR616	231884	1425921	143	60	150	-50	6	13	7	5.25	1.25	RC	Kassasoko
DSR617	231861	1425971	144	100	150	-50	NSI					RC	Kassasoko
DSR618	231920	1426011	144	120	150	-50	NSI					RC	Kassasoko
DSR619	231976	1426023	145	96	150	-50	NSI					RC	Kassasoko
DSR620	232084	1426032	145	144	150	-50	NSI					RC	Kassasoko
DSR621	232159	1426106	145	162	150	-50	NSI					RC	Kassasoko
DSR622	232283	1426177	143	162	150	-50	46	51	5	3.75	3.44	RC	Kassasoko
DSR623	232198	1426238	145	180	150	-50	50	54	4	3.00	2.61	RC	Kassasoko

Notes:

1.	EOH - End of hole
2.	NSI: No significant intercepts
3.	ETW: Estimated true width
4.	Depths and widths reported to nearest significant figure
5.	DD: Diamond drilling tail | RC: reverse circulation drilling | RCD: reverse circulation drilling with diamond tail
6.	SDD151 - 17 to 21m intercept includes 0.5m core loss from 18.5m taken as zero value
7.	DSDD152 - 20 to 44m intercept includes 0.7m core loss from 42.3m taken as zero value
8.	DSDD154 - 14 to 39m intercept includes 0.7m core loss from 16m taken as zero value
9.	DSDD158 - 4 to 48m intercept includes 1.5m core loss from 7m, 1m core loss from 8m, 1m core loss from 14m, 1m core loss from 18m, 0.4m core loss from 27.6m and 1m core loss from 30m, all taken as zero value
10.	DSDD160 - 17 to 21m intercept includes 1m core loss from 18m taken as zero value

11.	DSDD160 - 26 to 36m intercept includes 1m core loss from 33m taken as zero value
12.	DSDD161 - 3 to 27m intercept includes 0.5m core loss from 3.5m, 0.5m core loss from 12.5m, 1m core loss from 15m and 0.5m core loss from 24.5m, all taken as zero value
13.	DSDD161 - 31 to 38m intercept includes 0.5m core loss from 33.5m taken as zero value
14.	DSDD163 - 7 to 47m intercept includes 1m core loss from 22m taken as zero value
15.	DSDD166 - 16 to 43m intercept includes 1m core loss from 17m taken as zero value
16.	DSDD170 - 49 to 93m intercept includes 1.3m core loss from 63m, 1m core loss from 67m, 1.7m core loss from 68m and 1m core loss from 73m, all taken as zero value
17.	DSDD173 - 8 to 64m intercept includes 1.5m core loss from 61m taken as zero value
18.	DSDD176 - 36 to 55.5m intercept includes 1m core loss from 48m and 2m core loss from 51m, all taken as zero value
19.	DSDD176 - 81 to 93.8m intercept includes 2.2m core loss from 82m, 1.5m core loss from 86.5m and 2.8m core loss from 89.6m, all taken as zero value
20.	DSDD177 - 26 to 89m intercept includes 1m core loss from 30m, 1m core loss from 39m, 1m core loss from 41m and 1m core loss from 61m, all taken as zero value
21.	DSDD179 - 31 to 46m intercept includes 1m core loss from 40m taken as zero value
22.	DSDD180 - 12 to 44m intercept includes 1m core loss from 39m taken as zero value
23.	DSDD183 - 21 to 29m intercept includes 0.7m core loss from 22m taken as zero value
24.	DSDD186 - 54 to 70m intercept includes 1m core loss from 57m and 1m core loss from 61m, all taken as zero value
25.	DSDD191 - 47 to 54.1m intercept includes 3m core loss from 50m taken as zero value
26.	DSDD192 - 47 to 61m intercept includes 1m core loss from 56m taken as zero value